SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2003

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

ANNOUNCEMENT OF ESTABLISHMENT OF A NEW SUBSIDIARY, NTT RESONANT Inc.

On November 11, 2003, the registrant announced it will establish a new company called NTT Resonant Inc. in December 2003 to open up new broadband markets by providing video communications, portals and content delivery services. Attached is a copy of a press release dated November 11, 2003 outlining the new company and its services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Date: November 11, 2003	By	/s/ SHIGEHITO KATSUKI

Name: Shigehito Katsuki Title: General Manager Department IV

November 11, 2003

Establishment of a new company

— Toward the realization of the “Vision for a new optical generation” —

Nippon Telegraph and Telephone Corporation (NTT) announced its “Vision for a new optical generation—Broadband leading to the world of resonant communication” last November and has been engaged in various initiatives for the realization of this vision. As part of this effort, a new company, NTT Resonant Inc. will be established in December 2003 with the dual mission of developing new broadband markets and contributing to the e-Japan Strategy II.

As the NTT Group’s principal engine in the area of broadband businesses, NTT Resonant Inc. will function as a leading developer of services, such as high-quality interactive video communications services featuring superior usability. These services will be marketed through the NTT Group of companies. Additionally, NTT Resonant Inc. will be actively engaged in the development of new applications and new business models based on the organic linkage of video communications services and platform functions, including development in collaboration with other companies. As a navigator for video communications, the new company will pursue the development of new broadband portals by upgrading conventional portals with agent functions, video search functions, content delivery functions, and other functions.

For this purpose, the development resources of NTT Laboratories and those of the NTT Group companies will be concentrated in NTT Resonant Inc. Furthermore, NTT-X Inc. and NTT Broadband Initiative Inc. will be merged with the new company through the transfer of operations.

1.    Outline of the new company

Name:	Corporate title: NTT Resonant Inc.
President & CEO:	Michio Takeuchi (planned)
Capitalization:	Approx. 20 billion yen
Capital structure:	100% owned by NTT
Employees:	Approx. 600 (following merger)
Business areas:	Development of video communications services Development of broadband portals services Development of new business models including collaboration with other companies
Schedule:	Establishment:	December 2003
	Transfer of operations:	March 2004

2.    Business areas of the new company

Targeting businesses, communities and individual customers, the new company will utilize state-of-the-art technologies to develop a line of low-cost products featuring video communications services, broadband portals and packages of such services designed to meet specific needs.

(1) Development of video communications services

-	Enabling personal, real-time end-to-end communications through the development of high-quality and high-performance video communications services and integration with mobile services.

-	Developing package services with high value in use that go beyond TV-phone type video communications to include combinations of applications such as schedulers and those for collaboration.

-	Enabling superior usability through the development of such functions as real-time audio or video notice of incoming messages and tools for one-click access to various types of video communications and broadband portal services.

(2) Development of broadband portals

-	Providing a wide range of services based on “goo” as the NTT Group’s comprehensive broadband portal which collaborates with the websites of NTT Group companies.

-	Developing broadband portals which enable simple selection of receiving parties in video communications and easy selection of applications and contents based on user preferences and properties, through the addition of agent functions and video search functions. Providing user-friendly services combined with video communications.

(3) Development of new business models through collaboration with other companies

-	Developing collaboration work, e-learning and other application packages based on video communications and broadband portals, strengthening collaborative relations with businesses, communities and others for active development of new business models in such fields as education, life-long learning, medical services, long-term care, entertainment, crime prevention and product marketing, and contributing to realization of an “energetic, worry-free, exciting and more convenient” society as described in the e-Japan Strategy II.

3.    Provision of services

(1) Diversification of services of NTT Group companies

-	The NTT Group companies will provide customers with one-step access at reasonable rates, while giving due consideration to fair competition. They will provide video communications services and broadband portals offered by the new company as their own services or as package services by combining them with their own applications to meet the diverse needs of users.

(2) Development of services

-	In the area of broadband portals, the functions of “goo” will be expanded at an early date and linkages with various sites will be strengthened and upgraded.

-	Through broadband, we will create a basic ubiquitous environment that enables communications anytime, anywhere. In spring 2004, the NTT Group plans to launch services linking the 3G mobile network and fixed IP terminals and to enhance multiple-location and concealment functions for WarpVision. In the future, we will combine these video communications services with various applications and broadband portals to develop new services. These services will include collaboration work and e-learning that allow various modes for participation and the sharing of information. Monitoring and consulting that link 3G mobile services and PCs will also be offered.

-	Beginning with best-effort base services, video communications services will be steadily expanded toward high-quality and high-security services. While testing new technologies and monitoring trends in demand, the company will aim to launch high-quality services in the major metropolitan areas beginning in the second half of fiscal 2004 and to thereafter gradually expand the area of coverage.

For more information, please contact:

Broadband Promotion Office, NTT

(Oki or Sugawara)

Tel: +81-3-5205-5631

Businesses/Communities/Individuals
B to B to C
C to C
Optics + ISP + video communication + mobile, etc.
Businesses
Individual entrepreneurs
B to B
Solutions
[NTT Data, NTT Com, NTT East/West, DoCoMo]
Comprehensive sales
[Outsourcing companies]
Access network [NTT East/West]
Group ISP
[OCN, Plala]
Video communi-cation services
Broadband portals
[New company]
Mobile network
[DoCoMo]
ISP, etc.
Internet
<Legend>
Service provision mode for video communications services
(Provision of services via NTT Group companies to users)
Service provision mode for broadband portals
(Via Internet)

Diagram 3: Conceptual diagram of service provision